Exhibit 99.2

AFV Solutions Signs Exclusive Agreement with Shenzhen Shi Wu Zhou Long Motors Group Corp., Ltd of China

Thursday April 6, 8:00 am ET

AFVS obtains rights to patented electric hybrid bus

MESA, Ariz.--(BUSINESS WIRE)--April 6, 2006--AFV Solutions, Inc. (OTCBB:AFVS - News), a diversified energy company, has signed an agreement with Wu Zhou Long Motors group to be the exclusive representative for sales, marketing and distribution of their hybrid electric, CNG and LPG buses in five countries including the United States, Mexico and India.

Wu Zhou Long Motors group was founded in 1987 and specializes in CNG, LPG and hybrid electric bus technologies. With research and development as their hallmark, it is no surprise that they hold 19 patents on their bus technologies and exceed Euro III standards. They have already passed both the Chinese CCC authentication and the ISO9001 quality control certification and have received numerous awards including being honored as the "advanced enterprise of Quality control" in China.

The hybrid electric bus is the star of their fleet with its advanced technology that reduces energy consumption and emissions while increasing mileage by up to 30%. In various countries around the world the buses are logging thousands of miles daily transporting passengers and cargo. This hybrid system took 4 years and five million US dollars to develop and refine. The electrical system recharges the batteries using excess electricity during peak operation as well as during deceleration and down hill operation.

AFV Solutions anticipates making these buses available immediately outside the United States, and has already initiated the process with NHSTA/DOT to begin importing them into the US after fulfilling all regulatory requirements.

AFV Solutions is also in the planning stages for an expanded state of the art testing facility and showroom in Los Angeles California. A location that is easily accessible for international clients and where the various products the company will offer can be evaluated, tested and driven.

AFV Solutions also has the only EPA-certified propane bifuel system currently available in the U.S. market, spanning the 2003, 2004 and 2005 Ford 4.6 liter engines. It will be sold as a conversion system, to be installed on the Ford Crown Victoria, Lincoln Town Car and Mercury Grand Marquis automobiles.

About AFV Solutions

AFV Solutions, Inc., (OTCBB:AFVS - News) is a diversified energy company dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFV Solutions researchers also are exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications, and developing hybrid electric and hybrid diesel bus applications.

Forward-Looking Statements

The statements in this press release regarding any statements which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to seeking investment and joint venture candidates, the viability of the alternative fuel industry, ability of AFV to successfully compete in the alternative fuel industry, access to corporate financing, costs, delays and any other difficulties related to AFVS' business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

AFV Solutions Inc.

Jeff Groscost, 480-545-2745

Source: AFV Solutions, Inc.